EXHIBIT 99.1

enCore Energy Provides 5 Year Uranium Contracting Strategy Outlook

NASDAQ:EU
TSXV:EU
www.encoreuranium.com

DALLAS, Nov. 4, 2024 /CNW/ - enCore Energy Corp. (NASDAQ: EU) (TSXV: EU) (the "Company" or "enCore"), a uranium producer and America's Clean Energy Company™, today provides the Company's contracting strategy ("Contracting Strategy") and 5 year forward outlook regarding its uranium sales agreements.  As of October 31, 2024, the Company has executed seven (7) contracts to supply uranium to nuclear power plants in the United States and holds one (1) legacy contract with a uranium trading company.  Our Contracting Strategy Outlook represents our annual contracted sales only. This Contracting Strategy provides enCore with significant exposure to future spot uranium prices on a percentage of our future planned production. The Company's Contracting Strategy has achieved the objective of establishing a base level of revenue while retaining significant exposure to upside price action.

The Contracting Strategy provides a balance of multiple customers using a blend of base escalated, un-hedged spot and collared contracts (spot related with floor prices and ceiling prices).  While strict confidentiality clauses prevent the exact nature of each contract, the table below provides guidance as to:

  Annual total contracted delivery quantities, including firm and optional deliveries;
  Estimated contracted sales revenue including sensitivities to spot price volatility.

The projections assume that all uranium delivery flexibilities and optional contract extensions are fully utilized by the customer using current pricing of uranium without inflation adjustment. The estimated revenue does not include inflation-adjustments to price collars, base escalated prices, nor fees associated with deliveries.  This forecast is limited to contracted quantities only and do not include non-contracted produced uranium that could be sold into the spot market for any given year, and thus the table below only reflects a portion of expected total revenue.  Annual revenues are shown in aggregate quantities, and actual deliveries will happen throughout a given year according to customer timing, and as a result, the actual deliveries will vary significantly on a quarterly basis in any given year.

YEAR		URANIUM SPOT PRICE ($/lbs. U3O8)				Contracted Deliveries (lbs. U3O8) [1]
		$60	$80	$100	$120
Q4-2024	millions	$11	$13	$15	$17	190,000
2025	millions	$44	$53	$61	$69	740,000
2026	millions	$56	$68	$80	$91	920,000
2027	millions	$57	$68	$78	$86	925,000
2028	millions	$72	$79	$84	$88	750,000
2029	millions	$87	$94	$101	$105	955,000
[1] Projected Contract Deliveries assume that customer optional delivery flexibility and optional contract extensions are fully executed by the Customer.

The Company intends to provide updates to the Contracting Strategy and the 5-year forward-looking revenue projection in the 4th quarter of each year providing transparency and notes that this is not intended to account for the Company's total production or revenue for any given year.

Paul Goranson, Chief Executive Officer, stated: "enCore has been working with existing and potential customers since 2021 to establish a set of uranium supply agreements to create a base committed demand for a portion of our planned uranium production. Each of these sales agreements have varied delivery and pricing mechanisms that fit enCore's requirements and enCore's customer's requirements. As the uranium markets have strengthened, we have been able to secure better terms with the execution of each new sales agreement."

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable fuel for nuclear energy as the only United States uranium producer with multiple production facilities in operation. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of In-Situ Recovery ("ISR") uranium operations and the nuclear fuel cycle. enCore solely utilizes ISR for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy.

Following upon enCore's demonstrated production success in South Texas, future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming.  The Company holds other assets including New Mexico resources, non-core assets and proprietary databases. enCore is committed to working with local communities and indigenous governments to create positive impact from corporate developments.

www.encoreuranium.com

Cautionary Note Regarding Forward Looking Statements:

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; including achieving expected levels of production at Rosita and Alta Mesa in the planned time frame or at all; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

View original content to download multimedia:https://www.prnewswire.com/news-releases/encore-energy-provides-5-year-uranium-contracting-strategy-outlook-302294638.html

SOURCE enCore Energy Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2024/04/c9755.html

%CIK: 0001500881

For further information: For further information please contact: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 04-NOV-24